EXHIBIT 99.4

GENTERRA CAPITAL INC.

106 Avenue Road, Toronto, Ontario, M5R 2H3

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the Management of Genterra Capital Inc. (the "Corporation") for use at the Corporation's Annual Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Corporation, will be primarily by mail.  Proxies may also be solicited by telephone or in person by officers and directors of the Corporation.  The cost of such solicitation will be borne by the Corporation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered holders of Common Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares of the Corporation that are beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department; or

(b)
be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING OF PROXIES

The instrument of a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation.  A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular.  A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Corporation's Registrar and Transfer Agent, Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

The shares represented by proxy will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.  If a shareholder does not specify how their shares are to be voted with respect to the election of directors and/or the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors, such shares will be voted, on any ballot that may be called for, in respect of such matters as set out herein.

If any amendments or variations to matters identified in the Notice are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting.  Management knows of no such amendments or variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at January 14, 2011, there are 9,389,015 Common shares, 326,000 Class A Preference Shares (“Class A shares”) and 26,271,340 Class B Preference Shares (“Class B shares”) issued and outstanding in the capital of the Corporation.  The holders of Common Shares are entitled to one vote per share at the Meeting.  The Class A shares and the Class B shares do not have any voting rights at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on January 14, 2011.  In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Corporation will have lists of the shareholders prepared not later than 10 days after such Record Date.  Each holder of the respective shares named in the listings will be entitled to vote the shares shown opposite his name on the list at the Meeting.

Principal Shareholders
To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting other than Fred A. Litwin who directly and indirectly controls 3,609,290 Common shares (38.4%) and Sutton Management Limited (“Sutton”) which controls 2,017,450 Common shares (21.5%).  The shares controlled by Fred A. Litwin and by Sutton are comprised of the following:

(a)	700,079 Common shares (7.5%) and 75,915 Class B shares (0.3%) beneficially owned by Forum Financial Corporation ("Forum"), which corporation is directly controlled by Fred A. Litwin;

(b)	15,445 Common shares (0.2%) beneficially owned by Ianjoy Investments Corp. (“Ianjoy”), which corporation is indirectly controlled by Fred A. Litwin;

(c)
114 Common shares (0.0%), 326,000 Class A Shares (100%) and 1,677 Class B Shares (0.0%) beneficially owned by First Ontario Investments Inc. (“First Ontario”), which corporation is indirectly controlled by Fred A. Litwin;

(d)	1,328,472 Common shares (14.1%) beneficially owned by Mar-Risa Holdings Inc. (“Mar-Risa”), which corporation is indirectly controlled by Fred A. Litwin;

(e)	1,475,396 Common shares (15.7%) beneficially owned by First Corporate Equity Inc. (“First Corporate”), which corporation is indirectly controlled by Fred A. Litwin;

(f)	89,784 Common shares (0.9%) owned by Fred A. Litwin; and

(g)
2,017,450 Common shares (21.5%) beneficially owned by Sutton, which corporation is beneficially owned by the children of Fred A. Litwin, being Mark I. Litwin, Vice-President of the Corporation and his sister, Risa J. Shearer.

ELECTION OF DIRECTORS

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s by-laws.

The statement as to the shares of the Corporation beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

Name	Principal Occupation	Director Since	Number of Shares Beneficially Held (1)

Fred A. Litwin, President	Executive, Forum Financial Corporation	May 10, 2010 (4)	3,609,290 Common
Ontario, Canada (5)

Stan Abramowitz, Secretary	Executive, Forum Financial Corporation	May 10, 2010 (4)	Nil
Ontario, Canada

Mark E. Dawber (2)(3)	Chartered Accountant & Consultant	May 10, 2010 (4)	Nil
Ontario, Canada

Alan Kornblum (2)(3)	President, Distinctive Designs	May 10, 2010 (4)	Nil
Ontario, Canada	Furniture Inc.

Sol D. Nayman (2)(3)(5)	President,	May 10, 2010 (4)	Nil
Ontario, Canada	S.D. Nayman Management Inc.

(1)	The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2)	Member of Audit Committee.

(3)	Member of Corporate Governance Committee.

(4)	On May 10, 2010, Consolidated Mercantile Incorporated and Genterra Inc. completed an amalgamation to form Genterra Capital Inc.

(5)
During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

The Corporation does not have an executive committee of its Board of Directors.

APPOINTMENT OF AUDITORS

Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of BDO Canada LLP, Chartered Accountants (“BDO”), as auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors.

STATEMENT OF EXECUTIVE COMPENSATION

The information contained below is provided as required under Form 51-102F6 contained in National Instrument 51-102 (the "Instrument") for “venture issuers”, as such term is defined in the Instrument.

Summary Compensation Table
The following table provides a summary of compensation earned during the nine months ended September 30, 2010 and each of the fiscal years ended December 31, 2009 and 2008 by the Corporation's Chief Executive Officer and Chief Financial Officer.  There are no other executive officers of the Corporation whose total salary and bonus exceeded $150,000.00 during any such period.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Number of Common Shares Under Options
Fred A. Litwin President	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	$356,888 (2) $240,000 (1) $240,000 (1)	Nil Nil Nil
Stan Abramowitz Chief Financial Officer	2010 2009 2008	Nil Nil Nil	Nil Nil $150,000	Nil Nil Nil	Nil Nil Nil

(1)
This amount relates to management fees paid by the Corporation to Forum for management, administrative and financial consulting services provided during the fiscal period.  Forum is controlled by Fred A. Litwin.

(2)
This amount relates to (a) management fees paid by the Corporation to Forum for management, administrative and financial consulting services provided during the period; (b) property management services paid by the Corporation to First Ontario for the provision of property management services; and (c) rental collection services paid by the Corporation to First Ontario Administrative Services Inc. (“First Admin”) for rental collection services.  Fred A. Litwin owns or exercises control and direction over Forum First Ontario and First Admin.

Options Granted During Fiscal Period Ended September 30, 2010
The board of directors of the Corporation is authorized to grant options to directors, officers and key employees of the Corporation and its subsidiaries pursuant to the Corporation's Stock Option Plan.  During the fiscal year ended September 30, 2010, the board of directors did not grant any stock options under the Plan.

Options Exercised During Fiscal Period Ended September 30, 2010
No stock options have ever been granted under the Plan.

Employment Contract
There are no employment contracts between the Corporation and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that result or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Corporation, from a change of control of the Corporation or a change in the Named Executive Officers’ responsibilities following a change-in-control together with the amount involved.

Compensation of Directors
Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to an annual retainer fee of $12,000.  The Chairman of the Audit Committee is paid an additional annual retainer fee of $8,000.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except as disclosed in INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS, no present or proposed director or officer and none of their respective associates or affiliates is or has been indebted to the Corporation or its subsidiaries at any time since January 1, 2010.

MANAGEMENT CONTRACT

During the 2010 fiscal period, administrative services were provided by Forum, 106 Avenue Road, Toronto, Ontario to Genterra Capital Inc. for fees of $270,068.  The services provided include office facilities and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Corporation’s various investment interests.  When requested, additional services are also provided on a fee-for-service basis.  Forum is wholly-owned by Fred A. Litwin, the indirect significant shareholder of the Corporation.  Stan Abramowitz is an officer and director of Forum and the Corporation.

During the 2010 fiscal period, for the period May 10, 2010 to September 30, 2010, First Ontario provided property management services for fees of $83,783.  First Ontario is controlled by Fred A. Litwin, the President and a director of Forum. Mark I. Litwin is an officer and a director of First Ontario and an officer of the Corporation.  Stan Abramowitz, a director and officer of the Corporation, is an officer of First Ontario.

During the 2010 fiscal period, for the period May 10, 2010 to September 30, 2010, First Admin provided property rental services for fees of $3,037.  First Admin is controlled by Fred A. Litwin, the President and a director of Forum.  Mark I. Litwin is an officer and director of First Admin and an officer of the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

In June 2008, the Corporation completed the acquisition of 90 Ontario Street from First Ontario.  In consideration of the acquisition, Genterra Inc. issued 326,000 Class A Series 1 Preference Shares to First Ontario.  The Class A Series 1 Preference Shares were redeemable and retractable at $15 per share, carry a cumulative dividend of 8% per annum, convertible into 20 common shares for each Class A Series 1 Preference Share and represented the purchase price of $4,890,000.  As part of the Amalgamation, Genterra Capital Inc. issued 326,000 Class A Series 1 Preference Shares in exchange for the Class A Series 1 Preference Shares issued by Genterra Inc.  The Class A Series 1 Preference Shares issued by Genterra Capital Inc. are redeemable and retractable at $15 per share, carry a cumulative dividend of 8% of the retractable amount per annum and convertible into 5.56 common shares for each Class A Series 1 Preference Share.  These shares were valued at $5,491,280 in connection with the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated on May 10, 2010.  Fred A. Litwin indirectly is a significant shareholder of the Corporation and the controlling shareholder of First Ontario.  Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and First Ontario.

In December 2007, the Corporation sold all of its investment interest in its former subsidiary Distinctive Designs Furniture Inc. (“Distinctive”) to Distinctive’s other major shareholder (the “Purchaser”).  The proceeds from the sale of the shares was satisfied by a promissory note issued by the Purchaser.  The note, which is repayable in ten equal consecutive annual instalments of $100,000 with instalments due on January 15 of each year, is only due and payable in any given year if Distinctive continues its business.  The Corporation has received two payments to date.  Alan Kornblum, the controlling shareholder of the Purchaser, became a director of the Corporation on May 10, 2010.

The Corporation leases its premises situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation (“Cambridge”).  The lease is for a term commenced on March 1, 2007 and ends February 28, 2011, at an annual net, net rental of $500,175.  The Corporation leases its premises situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $140,000.  During the period May 10, 2010 to September 30, 2010, the Corporation received $250,954 net, net rental on the two properties from Cambridge.  Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director of Cambridge.  Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.

The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation’s practices do not comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development, and therefore these guidelines have not been adopted.  National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices in Form 58-101F2 for Venture Issuers, which disclosure is set out below.

Board of Directors
Structure and Compensation
The Board is currently composed of five (5) directors, being Fred A. Litwin, Stan Abramowitz, Mark E. Dawber, Alan Kornblum and Sol D. Nayman.

Form 58-101F2 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under Multilateral Instrument 52-110 (“MI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Corporation. “Material relationship” is defined as a relationship which could, in the view of the Corporation’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.  Of the proposed nominees, two (2), being Fred A. Litwin, President of the Corporation, and Stan Abramowitz, Secretary and Chief Financial Officer of the Corporation, are “inside” or management directors, and accordingly are not considered “independent” within the meaning of MI 52-110. In assessing Form 58-101F2 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

The quantity and quality of the Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements, which currently only include an annual retainer fee of $12,000 for “outside” directors, an annual retainer fee of $8,000 to the Chairman of the Audit Committee and incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Corporation.

The following director of the Corporation is a director of another reporting issuer as follows:

-           Sol D. Nayman:                Polyair Inter Pack Inc.

Mandate of the Board
The mandate of the Board, as prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.  In doing so, the board oversees the management of the Corporation’s affairs directly and through its audit committee and corporate governance committee.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Corporation’s overall business strategies, reviewing and approving the forecast, reviewing and approving significant capital investments, reviewing major strategic initiatives to ensure that the Corporation’s proposed actions accord with shareholder objectives, reviewing succession planning, assessing management’s performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to shareholders, ensuring the effective operation of the Board and safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources.  The Board also takes responsibility for identifying the principal risks of the Corporation’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for stewardship of the Corporation, the Board is responsible for the integrity of the Corporation’s internal control and management systems and for the Corporation’s policies respecting corporate disclosure and communication.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The positions of President and CEO are combined.  The Board believes the Corporation is well serviced and the independence of the Board from management is not compromised by the combined role. The Board does not, and does not consider it necessary to have any formal structures or procedures in place to ensure that the Board can function independently of management.  The Board believes that its current composition in which only two of five are or will be members of management, is sufficient to ensure that the Board can function independently of management.

Nomination and Assessment
The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO.  The Board monitors, but does not formally assess, the performance of individual Board members or committee members.

The Board does not at present have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Corporation’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.  All directors are free to make suggestions on improvement of the board’s practice at any time and are encouraged to do so.  The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed director’s credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director’s nomination.

The Corporate Governance Committee will be responsible for reviewing with the board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the board as a whole. This assessment will include member’s contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the board.

New directors are provided with an information package about the Corporation and are briefed on strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing corporation policies.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required.  The Board is comprised of individuals with varying backgrounds, who have over 80 years of collective experience in managing and maintaining operations of publicly traded companies.  Board members are encouraged to take courses that will continue to update their knowledge of any changes in regulatory and reporting requirements, as well as communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Corporation’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the Corporation’s Board.

Meetings of the Board
The Board meets at least quarterly to review, among other things, the performance of the Corporation. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Corporation’s overall strategic objectives.  Other meetings of the Board are called to deal with special matters as circumstances require.  The Board met six (6) times during the nine months ended September 30, 2010.

Ethical Business Conduct
Business Conduct
The Board has adopted and implemented policies regarding a Code of Business Conduct and Ethics, which the Corporation distributed to all of its directors, officers, employees, agents and representatives, including consultants. The objectives of this Code are summarized as follows:

Code of Business Conduct and Ethics:
This Code states that all directors, officer, employees, agents and representatives, including consultants, of the Corporation must:

-	obey applicable laws and regulations governing the Corporation’s business conduct;
-	avoid all conflicts of interest between work and personal affairs;
-	refrain from insider trading;
-
respect the rights of and deal fairly with the Corporation’s customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice;

-
avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;

-	strive to create a safe workplace and to protect the environment;
-	promote honest and accurate recording and reporting of information in order to make responsible business decisions;
-	maintain the confidentiality of confidential information;
-	protect and preserve the Corporation’s assets and ensure their efficient use;
-	avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and
-	cooperate in internal investigations of misconduct.

Expectations of Management
The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Committee Responsibilities and Activities
The Corporation currently has two committees, being the Audit Committee and the Corporate Governance Committee. A summary of the responsibilities and activities and the membership of each of these Committees is set out below.

The Audit Committee

The Audit Committee’s Charter

Mandate
The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents, monitoring the performance and fees and expenses of the Corporation’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation’s quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically with the Corporation’s external auditors to discuss and review specific issues as appropriate.

In accordance with MI 52-110, the Corporation’s Audit Committee established procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Corporation has implemented a “Whistleblower” Policy to satisfy the obligations under MI 52-110, as recommended by the Audit Committee.  This Policy is available to all directors, officers, employees, consultants and contractors of the Corporation.

Composition
The Committee must be comprised of three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Audit Committee is currently comprised of Mark E. Dawber, Alan Kornblum and Sol D. Nayman.  The Audit Committee is comprised of “independent” directors as indicated under Multilateral Instrument 52-110.

All members of the Corporation’s Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. For the purposes of the Corporation’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The members of the Audit Committee are required to be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings
The Audit Committee meets quarterly, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer (or individual acting in that capacity, if there is no such position) and the external auditors in separate sessions.

Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

(a)	Review and update this Charter annually; and

(b)
Review the Corporation’s financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors
(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation;

(b)
Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1;

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors;

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements; and

(g)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

Financial Reporting Processes
(a)	In consultation with the external auditors, review with management the integrity of the Corporation’s financial reporting process, both internal and external;

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting;

(c)	Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management;

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	Review certification process; and

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other
The Committee also reviews any related-party transactions.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate estimated fees billed by the Corporation’s external auditors in each of the last two fiscal periods for audit fees are as follows:

Financial Period Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2010	$60,906	$13,296	Nil	$6,652
December 31, 2009	$55,143	$6,401	Nil	$79,721

Corporate Governance Committee

The Board of Directors established a Corporate Governance Committee in 2004 to monitor and implement the Corporation's corporate governance practices. This committee currently consists of Mark E. Dawber, Alan Kornblum and Sol D. Nayman. Upon the implementation of NI 58-101 and NP 58-201, the Corporate Governance Committee reviewed the Corporation's corporate governance practices to determine how best to ensure continued compliance with the new guidelines.

Compensation Committee

Management and the Board are of the opinion that the Corporation currently has no requirement for a Compensation Committee. However, if the size of the Board of Directors is increased and if the Corporation deems it necessary, a Compensation Committee will be appointed which will be comprised of unrelated directors. A Compensation Committee would be responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Securityholders may request copies of the Corporation’s Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to ivy@forumfinancialcorp.com.

Financial information is provided in the Corporation’s Comparative Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management does not know of any matters to come before the Meeting other than as set forth in the Notice.  However, if other matters which are not known to the management should properly come before the meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

BOARD APPROVAL

The contents and distribution of this Management Information Circular have been approved by the Corporation's Board of Directors.

Signed “Fred A. Litwin”

Toronto, Ontario
FRED A. LITWIN, PRESIDENT	January 28, 2011